FRANK’S INTERNATIONAL N.V.

Mastenmakersweg 1

1786 PB Den Helder

The Netherlands

June 4, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Frank’s International N.V.
Registration Statement on Form S-4
Filed April 26, 2021
File No. 333-255496

Ladies and Gentlemen:

Set forth below are the responses of Frank’s International N.V. (the “Company”, “Frank’s,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-4, File No. 333-255496, filed with the Commission on April 26, 2021 (the “Registration Statement”) (1) by the letter dated May 21, 2021 and (2) telephonically on May 24, 2021. Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). The responses include information provided by Expro Group Holdings International Limited (“Expro”) in response to certain of the comments.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amended Registration Statement unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amended Registration Statement.

Registration Statement on Form S-4

Questions and Answers

Q: What are the material U.S. federal income tax consequences to the Franks shareholders as a result of the Merger?, page 11

1.

We note your disclosure that there should be no material U.S. federal income tax consequences to the current Frank’s shareholders as a result of the Merger. We also note that in rendering its fairness opinion, Moelis assumed, with your consent, that the transaction will qualify as a tax free reorganization for federal income purposes and that one of the factors that the Frank’s Board considered in approving and recommending

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approval of the merger was that it was intended to qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In this regard, we note that Section 5.14(a) merger agreement provides that the parties intend that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Please revise to state clearly whether the transaction will qualify as a reorganization and file an opinion as to the material tax consequences of the merger. Refer to Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19.

RESPONSE:    The Company respectfully advises the Staff that it has revised the Amended Registration Statement to more clearly explain that, because the Frank’s shareholders will retain their shares of Frank’s Common Stock, will not receive any merger consideration and will not receive any additional shares of Frank’s Common Stock in the Merger, there will be no material U.S. federal income tax consequences to the current Frank’s shareholders as a result of the Merger, regardless of whether the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Furthermore, the Amended Registration Statement has also been revised to make clear that, although the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and Frank’s and Expro intend to report the Merger consistent with such qualification, such treatment is not a condition to Frank’s or Expro’s respective obligation to complete the Merger. Given the foregoing, we respectfully submit to the Staff that no U.S. federal income tax opinion is required to be filed pursuant to Item 601(b)(8) of Regulation S-K or Section III.A of Staff Legal Bulletin No. 19. Please see pages 7 and 28.

Summary

Treatment of Expro Warrants, page 20

2.

We note your disclosure that immediately prior to the effective time Frank’s will execute a replacement warrant agreement and issue a replacement warrant. Please file a form of replacement warrant agreement as an exhibit to your registration statement or tell us why you believe you are not required to do so.

RESPONSE:    The Company respectfully advises the Staff that it has filed a form of warrant agreement with respect to the replacement warrants as Exhibit 10.4 to the Amended Registration Statement.

Risk Factors, page 32

3.	Please ensure that you have provided all information required by Item 105 of Regulation S-K with respect to Expro.

RESPONSE:    The Company respectfully advises the Staff that, following further review, it has revised the risk factors to include an additional risk factor regarding the expected concentration of the Combined Company’s stock ownership. Please see page 41.

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Opinion of Frank’s Financial Advisor

Discounted Cash Flow Analysis - Standalone, page 71

4.

We note that Moelis selected the terminal value multiple range for Frank’s and Expro by reference to the long-term trading multiples of the selected companies described in the filing for the calendar years 2008 through 2014. Please expand your disclosure to discuss the rationale for choosing the calendar years 2008 through 2014 for the long-term trading multiples.

RESPONSE:    The Company respectfully advises the Staff that is has revised the Amended Registration Statement to discuss Moelis’ rationale for choosing the calendar years 2008 through 2014 for purposes of its analysis of long-term trading multiples. Please see pages 72, 73 and 77.

Selected Publicly Traded Companies Analysis - Standalone, page 73

5.

Please discuss whether any companies meeting the selection criteria were excluded from the Offshore Focused Products and Manufacturing selected companies in Moelis’s Selected Publicly Traded Companies Analysis. In addition, please clarify the impact on the analysis, if any, of Moelis’s determination that manufacturing companies included in the selected companies were less relevant due to such companies having significantly more onshore and manufacturing focused operations when compared to Frank’s and Expro.

RESPONSE:    The Company respectfully advises the Staff that no publicly traded offshore focused products companies were excluded from the Moelis Selected Publicly Traded Companies Analysis. The Company has revised the Amended Registration Statement to disclose this point. The Company has also revised the Amended Registration Statement to disclose that the manufacturing companies were included in the Selected Publicly Traded Companies Analysis because they provide some similar products to a similar customer base as the Company and Expro. Please see page 74.

Discounted Cash Flow Analysis - Pro Forma Combined, page 76

6.	Please clarify the equity risk premium and size premium utilized in determining the WACC range.

RESPONSE:    The Company respectfully advises the Staff that it has revised the Amended Registration Statement to disclose that Moelis utilized equity risk premium and size premium data from the Duff & Phelps Cost of Capital Navigator to estimate the WACC range for the Combined Company. Please see pages 76 and 77. The Company has also revised the Amended Registration Statement to disclose that Moelis utilized equity risk premium and size premium data to estimate the WACC range for each of the Company and Expro. Please see page 72. The Company also respectfully advises the Staff that Moelis believes that it has disclosed all material information regarding the WACC range used in its DCF Analyses in a manner consistent with its previous disclosures reviewed by the Staff. To address the Staff’s comment, Moelis has added more disclosure regarding the source of the equity risk premium and size premium data.

Miscellaneous, page 78

7.

Please revise your disclosure to quantify the opinion fee and transaction fee paid or to be paid to Moelis for delivery of its fairness opinion and the specific amount of the fee that is contingent upon the consummation of the transaction. In that regard, we note

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that the fairness opinion states on page B-3 that in addition to its opinion fee, Moelis will receive a fee for acting as financial advisor in connection with the transaction, the principal portion of which is contingent upon the consummation of the transaction. Refer to Item 1015(b) of Regulation M-A.

RESPONSE:    The Company respectfully advises the Staff that it has revised the Amended Registration Statement to disclose Moelis’ fee. Please see page 79.

Unaudited Prospective Financial Information, page 79

8.

Please describe and quantify, as applicable, the material market growth assumptions, such as oil and gas commodity prices, domestic and international rig and well counts, and global drilling and completion spending that underlie the projected financial information.

RESPONSE:    The Company respectfully advises the Staff that it has revised the Amended Registration Statement to disclose management’s material assumptions underlying the projected financial information. Please see page 82.

Material Dutch Tax Consequences, page 148

9.

We note your discussion of Dutch tax consequences in this section. Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. Please file a tax opinion as an exhibit to the filing with respect to such tax consequence, or provide your analysis as to why you do not believe such an opinion is required. For guidance, please refer to Section III of Staff Legal Bulletin No. 19.

RESPONSE:    The Company respectfully advises the Staff that it has filed a legal opinion as to the Dutch tax consequences of the merger as Exhibit 8.1 to the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Pro Forma Condensed Combined Financial Statements

4. Estimated Preliminary Merger Consideration and the Preliminary Purchase Price Allocation, page 159

10.

Based on disclosure in footnote 6(a) on page 163, we note the identifiable tangible and intangible assets acquired and liabilities assumed of Frank’s include trademarks, tradename, customer relationships, patented technology and research and development intangible assets, and each of the intangible assets have an estimated useful life of 10 years. Please expand your disclosure to describe the methods and key assumptions used to estimate the fair values of the identified intangible assets and explain how the estimated useful lives were determined.

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RESPONSE:    The Company respectfully advises the Staff that it has revised its disclosure on page 162 to describe the methods and key assumptions used to estimate the fair values of the identified intangible assets and to explain how the estimated useful lives were determined. Please note that upon further consideration of the average patent life remaining and the time period future cash flows are expected to be generated, the estimated useful lives of the patented technology and research and development intangible asset categories have been increased from 10 years to 15 years. Please see page 165.

5. Notes to Unaudited Pro Forma Condensed Combined Balance Sheet Pro Forma Adjustments, page 161

11.

Please tell us why there are no transaction accounting adjustments for deferred taxes given the recognition of goodwill and intangible assets upon your preliminary allocation of the estimated preliminary merger consideration to the identifiable tangible and intangible assets acquired and liabilities assumed of Frank’s.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on page 163 to note that due to significant combined U.S. net operating loss carryover from the combined entities, we expect a valuation allowance will continue to be required for the Combined Company going forward and therefore no tax adjustments associated with the recognition of goodwill and intangible assets has been reflected on the pro forma condensed combined balance sheet.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Expro

Results of Operations

Year ended December 31, 2020 Compared to year ended December 31, 2019, page 189

12.

We note that you provide multiple factors for the increase or decrease of revenue, cost of revenue, general and administrative expenses and other line items of your consolidated statements of operations. Please expand your disclosures to quantify the significant factors that contributed to the period to period changes. To the extent applicable, similar revisions should also be included in your discussion of operating segment results. Refer Item 303(b) of Regulation S-K.

RESPONSE:    The Company respectfully advises the Staff that it has revised the Amended Registration Statement to quantify the significant factors that contributed to period to period changes in the results of operations and segment results discussions. Please see pages 194 through 205.

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Year ended December 31, 2019 compared to the 2018 Periods, page 191

13.

We note your presentation of the combined results for the predecessor and successor periods for the year ended December 31, 2018 when discussing the results of operations and cash flows from operating, investing and financing activities in Management’s Discussion and Analysis. Please note that it is generally inappropriate to combine the financial information for predecessor and successor periods for purposes of MD&A as the financial statements are prepared on a different bases of accounting and are therefore not comparable. In this regard, please revise your MD&A to separately present and discuss the historical results of your predecessor and successor or explain to us how your presentation complies with Item 303 of Regulation S-K. To the extent you include supplemental comparative discussion of the results for fiscal years 2019 and 2018 prepared on a pro forma basis, it should reflect all relevant pro forma adjustments in accordance with Article 11 of Regulation S-X.

RESPONSE:    The Company respectfully advises the Staff that it has revised the Amended Registration Statement separately discuss the predecessor and successor results of operations and cash flows. Please see pages 190, 198, 199, 200, 204 and 205.

Net Cash Provided by Operating Activities, page 198

14.

Please revise your disclosure to quantify and discuss the underlying reasons for the material changes in your operating cash flows, as depicted in the consolidated statement of cash flows. Refer to Section IV.B.1 of SEC Release No. 33-8350.

RESPONSE:    The Company respectfully advises the Staff that it has revised the Amended Registration Statement to quantify and discuss the material changes in operating cash flows. Please see pages 206, 207, 208 and 209.

Directors of the Combined Company, page 205

15.	Please provide the disclosure required by Item 402 of Regulation S-K for Messrs. Jardon, Fanning, Truelove, Arbeter and Schrager. Refer to Item 18(a)(7) of Form S-4.

RESPONSE:    The Company respectfully submits to the Staff that Item 402 disclosure for Messrs. Jardon, Fanning, Truelove, Arbeter and Schrager (the “Expro Directors and Officers”) should not be required under Form S-4 and Item 402. The Company acknowledges that Item 18(a)(7)(ii) of Form S-4 requires Item 402 disclosure for individuals who will serve as executive officers of the surviving company. However, Item 402 disclosure is required for “named executive officers” only. As Expro is not subject to SEC reporting requirements, it has no “named executive officers” within the meaning of Item 402. Additionally, the determination of who is considered a “named executive officer” of the registrant is based on the officer capacity or compensation earned “during the last completed fiscal year” not on future officer capacity or on compensation to be earned. As a result, Item 402 information for Messrs. Jardon and Fanning should not be required under Form S-4 and Item 402.

In addition, the Company respectfully submits to the Staff that the presentation of historical compensation for the Expro Directors and Officers and other disclosure under Item 402 of Regulation S-K is not material to the investment decision of Frank’s shareholders in connection with the vote regarding the Merger. Furthermore, the Staff has acknowledged that historical

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compensation information prior to a merger is generally not relevant following the merger. The Company respectfully refers the Staff to Interpretation 217.02 of the Staff’s Compliance & Disclosure Interpretations, which is set forth below and supports the Company’s view that Item 402 disclosure would not be required with respect to the Expro Directors and Officers for periods prior to the Merger based on the following: (i) both Frank’s and Expro are established operating companies with substantial ongoing businesses, (ii) Expro will be merged with and into a direct wholly owned subsidiary of Frank’s (“Merger Sub”), with Merger Sub surviving the Merger as a direct, wholly owned subsidiary of Frank’s and (iii) neither Frank’s nor Expro was a shell company, as defined in Securities Act Rule 405 prior to the Merger. The Company also intends to follow this guidance in the preparation of its 2022 definitive proxy statement.

The registrant will not begin to compensate the Expro Directors and Officers until after consummation of the merger; and, accordingly, Item 402 disclosure for such individuals would not be required until no earlier than in the registrant’s annual report for the year ended December 31, 2021 (which is expected to be the first year the Expro Directors and Officers begin to receive compensation directly from the registrant) or as permitted by Commission rules, in the registrant’s annual meeting proxy statement that it prepares in connection with its 2022 annual meeting of shareholders. As disclosed on page 219 of the Amended Registration Statement, the amount of compensation that will be paid to the directors and members of management of the Combined Company is not known at this time and will be determined by the Combined Company Board upon the recommendation of a compensation committee comprised solely of independent directors.

217.02 of the Staff’s Compliance & Disclosure Interpretations

Following a merger among operating companies, there is no concept of “successor” compensation. Therefore, the surviving company in the merger need not report on compensation paid by predecessor corporations that disappeared in the merger. Similarly, a parent corporation would not pick up compensation paid to an employee of its subsidiary prior to the time the subsidiary became a subsidiary (i.e., when it was a target). Moreover, income paid by such predecessor companies need not be counted in computing whether an individual is a named executive officer of the surviving corporation. A different result may apply, however, in situations involving an amalgamation or combination of companies. A different result also applies where an operating company combines with a shell company, as defined in Securities Act Rule 405, as provided in Interpretive Response 217.12, below. (emphasis added)

Security Ownership of Certain Beneficial Owners and Management, page 222

16.	Please revise to provide the information required by Item 403 of Regulation S-K with respect to Expro and the combined company. Refer to Item 18(a)(5)(ii) of Form S-4.

RESPONSE:    The Company respectfully advises the Staff that it has revised the Amended Registration Statement to include a beneficial ownership table for Expro. Please see pages 234, 235 and 236.

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Notes to the Consolidated Financial Statements

5. Segment Information, page F-62, page F-62

17.

We note on page F-20 that during 2020 you changed your internal organization and reporting structure to combine your Europe and the Commonwealth of Independent States (“ECIS”) and Sub-Saharan Africa (“SSA”) operating segments into one segment Europe and Sub-Sahara Africa (“ESSA”). Please tell us why you did not restate previously reported reportable segment information pursuant to ASC 280-10-50-34.

RESPONSE:    The Company respectfully advises the Staff that it has revised the Amended Registration Statement to recast its 2018 segment presentation to the current presentation. Please see pages F-62, F-63 and F-64.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Michael S. Telle of Vinson & Elkins L.L.P. at (713) 758-2350.

Very truly yours,

FRANK’S INTERNATIONAL N.V.

By:	/s/ Melissa Cougle
Name:	Melissa Cougle
Title:	Chief Financial Officer

Enclosures

cc:	Michael S. Telle, Vinson & Elkins L.L.P.